SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MANUAL TO PARTICIPATE IN THE MEETING

EXTRAORDINARY SHAREHOLDERS' MEETING

August 22, 2023

PRESENTATION

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”), located at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, hereby invites its Shareholders, according to paragraph 1 of article 5 of its Bylaws, to participate in the Company’s Extraordinary Shareholders’ Meeting (“ESM” or “Meeting”), to be held on August 22, 2023, at 11:00 a.m., in an exclusively digital format, through the Zoom Meeting platform, according to Resolution 81 of the Brazilian Securities and Exchange Commission (“CVM”), of March 29, 2022, as amended (“CVM Resolution 81/22”), to resolve on the following agenda:

EXTRAORDINARY SHAREHOLDERS' MEETING

I.	Remove a member of the Board of Directors.

II.	Elect a member of the Board of Directors to fulfill the remaining term of office until the Annual Shareholders’ Meeting to be held in 2024.

III.	Increase the number of members to compose the Fiscal Council for the term of office until the Annual Shareholders’ Meeting to be held in 2024.

IV.	Elect an effective member and respective alternate of the Fiscal Council for the term of office until the Annual Shareholders’ Meeting to be held in 2024.

V.	Increase the overall annual compensation amount of management, audit committee members, and fiscal council members for the 2023 fiscal year, previously approved at Annual Shareholders’ Meeting held on April 28, 2023.

The documents related to the matters to be analyzed are available to shareholders on Sabesp’s Investor Relations website, ri.sabesp.com.br, and on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and B3 S.A. – Brasil, Bolsa, Balcão, respectively, https://www.gov.br/cvm/pt-br and http://www.b3.com.br/, as defined by CVM Resolution 81/22.

To help you make your decision on the matter, we recommend that you read the Management Proposal carefully.

Any questions or clarifications on the matters on the agenda may be resolved or obtained by contacting the Investor Relations Department at mailto:sabesp.ri@sabesp.com.br.

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INSTRUCTIONS TO PARTICIPATE IN THE ESM

The Meeting will be held exclusively online, according to CVM Resolution 81/22, and Shareholders are allowed to participate (i) in person or by a proxy duly constituted, at the Zoom Meeting platform, at the time defined for the ESM, or (ii) by sending a voting instruction before the ESM, through the Remote Voting Form (“RVF”).

Shareholders who wish to participate in the ESM in real-time must be previously registered. After being qualified and receiving a link with access instructions, they must access the Zoom Platform on the date and time of the ESM, as described below.

I.	Remote participation

(a)          Personal Shareholder Participation

Shareholders may remotely participate in the ESM through the Zoom Platform by using video and audio resources. Shareholders who wish to remotely participate in the ESM must send the documents indicated below by 11:00 a.m. of August 20, 2023, to the Company’s headquarters, at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, or email them to sabesp.ri@sabesp.com.br, to the care of the Investor Relations Department (Superintendência de Relações com Investidores), accompanied by the telephone number and email of the participant to whom the Company must send the access link to the ESM.

Individuals:
✓	Photo ID document (identification document, foreign registration document, driver’s license, or professional class document officially recognized in Brazil); and
✓	Statement issued by the institution providing bookkeeping services or by the custodian institution, with the number of shares held, no later than three (3) working days before their accreditation to participate in the Meeting.

Legal Entities:

✓	Copy of the bylaws or current articles of organization, and corporate documentation proving the shareholder’s powers of legal representation (election of administrators and/or power of attorney, and in the event of participation through a proxy, the shareholder’s signature does not need to be notarized);
✓	Photo ID document (identification document, foreign registration document, driver’s license, or professional class document officially recognized in Brazil of the legal representative(s)); and
✓	Statement issued by the institution providing bookkeeping services or by the custodian institution, with the number of shares held, no later than three (3) working days before their accreditation to participate in the Meeting.

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Investment Funds:

✓	Copy of the consolidated regulation of the fund and the bylaws or articles of organization of its administrator or manager, as applicable, together with the corporate documentation proving the administrator’s or manager’s powers of legal representation, as applicable (election of administrators and/or power of attorney, and in the case of participation through a proxy, the shareholder’s signature does not need to be notarized);
✓	Photo ID document (identification document, foreign registration document, driver’s license, or professional class document officially recognized in Brazil of the legal representative(s)); and
✓	Statement issued by the institution providing bookkeeping services or by the custodian institution, with the number of shares held, no later than three (3) working days before their accreditation to participate in the Meeting.

The Company will not request the notarization of signature in the documents presented, nor the notarization and authentication by the consul office or apostille of documents signed abroad for the acceptance of the remote voting form.

The Company will not require a sworn translation of documents originally drawn up in Portuguese, English, or Spanish, or that are accompanied by the respective translation into these languages.

(b)          Participation through Proxy

If Shareholders wish to be represented at the ESM by a proxy, they must send to the Company, in addition to the documents indicated in item (a) above, the power-of-attorney, granted less than one year, according to paragraph 1 of article 126 of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”), accompanied by the identification document and/or corporate acts of the proxy, as applicable.

(c)          Registration Information

Once the documents provided by the shareholders are received, checked, and approved according to items (a) and (b) above, the Company will send the link accompanied by the instructions to participate in the ESM through the Digital Platform. The access to the ESM will be restricted to Shareholders and/or their representatives or proxies registered within the term defined by the Company

Shareholders who participate through the Digital Platform may exercise their respective voting rights and will be considered present and signatory of the minutes, under paragraph 1 of article 47 of CVM Resolution 81/22.

If shareholders do not receive the access link in up to twenty-four (24) hours before the Meeting, i.e. 11:00 a.m. of August 21, 2023, they shall email Sabesp’s Investor Relations Department at sabesp.ri@sabesp.com.br or contact the Company by phone at (11) 3388-8868 up to three (3) hours before the beginning of the ESM, to be provided with remote support.

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After registration, the participant undertakes to (i) use the individual link solely and exclusively for participation in the ESM; (ii) not transfer or disclose, in its entirety or in part, the individual link to any third party, shareholder or not, which is not transferrable; and (iii) not record or reproduce, in its entirety or in part, nor transfer, to any third party, shareholder or not, the content or any information remotely broadcast during the ESM.

Any Shareholder, representative, or proxy who remotely joins the Meeting will undergo a visual verification to confirm the regularity of their participation. The verification requires that the identification document be shown on the participant’s device camera and all information and photo must be visible and legible.

The device camera must be on over the entire ESM, and the applicant must be in front of it to remain visible during the ESM. Any participant who turns off the camera or leaves will be notified to return or turn on the device. Shareholders may be removed from the videoconference if they fail to comply with the request.

To optimize the interaction of those present, the audio will be automatically turned off during the videoconference. The participants may express themselves by (i) messages, at any time, or (ii) audio, by requesting the timely release of their audio by message.

The videoconference will start thirty (30) minutes before the beginning of the Meeting to speed up the participants’ validation process. The Company advises that shareholders who decide to participate via the digital platform access the link to join the ESM thirty (30) minutes in advance.

II.	Voting through the Remote Voting Form

Shareholders may, alternatively, remotely vote in the matters on the agenda of the Meeting, this date onward, by (a) sending instructions for the filling out of the voting form to their custodians if the shares are deposited in a central depository; (b) sending instructions for the filling out of the RVF to the financial institution contracted by the Company to provide bookkeeping services, Banco Bradesco S.A., if the shares are deposited in a central depository; or (c) sending the RVF, made available on the websites of CVM (www.cvm.gov.br) and the Company (ri.sabesp.com.br), directly to the Company, at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, or email it to sabesp.ri@sabesp.com.br, to the care of the Investor Relations Department.

The voting instructions must be received by the custodian, bookkeeping agent, or the Company, as applicable, up to seven (7) days before the ESM, if a shorter period is not defined by the service providers, and, if directly sending the remote voting form to the Company, it must be duly filled out, initialed, and signed, with the notarized signature being waived, and accompanied by the other documents indicated in item I.(a) above, as applicable, and detailed in the RVF.

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The Company, in turn, will inform the shareholder, in up to three (3) days after receiving the RVF, the counting of the vote or any need to rectify or resend the RVF or the documents accompanying it.

If any discrepancies are identified between the RVF received directly by the Company and the voting instruction contained in the consolidated voting map sent by the bookkeeping agent for the same CPF or CNPJ numbers, the voting instruction in the voting map of the bookkeeper agent shall prevail, and the form received directly by the Company shall be disregarded.

During the voting period, shareholders may change their voting instructions as many times as they wish and the final voting instruction submitted will be considered on the Company's voting map.

Shareholders who have already sent their RVF also may register to participate in the respective meeting through the Digital Platform, under the terms and deadlines described in this Manual. However, if the shareholders exercise the right to vote at the Meeting, all voting instructions received through the RVF identified with their individual or corporate taxpayer's ID (CPF/CNPJ) number will be disregarded.

III.	General Information

The Company requests Shareholders to ensure the compatibility of their electronic devices with the system to be used at the Meeting and to access the Digital Platform 30 minutes in advance of the ESM. Questions on how to access or use the Digital Platform may be addressed through the email sustentacaoci@sabesp.com.br or by calling (11) 3388-8172.

The Company will not be responsible for operational or connection problems that shareholders may face, nor for any other issues that may make it difficult or impossible for shareholders to join the electronic meeting, due to incompatibility or defects of their electronic devices.

According to item II of paragraph 1 of article 28 of CVM Resolution 81/22, the Meeting will be entirely recorded and, under paragraph 1 of article 47, of CVM Resolution 81/22, duly registered shareholders who remotely participate in the Meeting shall be considered present and signatory of the minutes.

The documents and necessary information to participate and exercise the voting right at the ESM, either through RVF or the Digital Platform, have been made available to shareholders at the Company’s headquarters and, according to CVM Resolution 81/22, are available on the Company’s Investor Relations website (ri.sabesp.com.br), and on the websites of CVM (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

Finally, it should be noted that the personal data and documents requested for registration and participation at the ESM will be used exclusively for this purpose and their handling is justified within the terms of article 7, II, of Law 13,709/2018 (compliance with legal requirement), according to Brazilian Corporation Law and correlated regulations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 21, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.